

January 19, 2022

David M. Zaslav
Chief Executive Officer
Discovery, Inc.
230 Park Avenue South
New York, New York 10003

      Re: Discovery, Inc.
             Amendment No. 1 to Registration Statement on Form S-4
             Filed December 29, 2021
             File No. 333-261188

Dear Mr. Zaslav:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2021 letter.

Amendment 1 to Form S-4

Board of Directors and Management of WBD Following the Transactions, page 50

1.   We are considering your response to prior comment 10 and may have further comments.

Background of the Transactions, page 182

2.   We note your response to prior comment 28. We also note the disclosure on page 185 that between April 10 and 18, the parties reviewed "certain prospective financial information with respect to the WarnerMedia Business." Please clarify when the parties first discussed the WarnerMedia Business financial projections that are included in the registration statement. In your disclosure, you should note, as explained in your comment response, that earlier prospective WarnerMedia Business financial information shared

with the parties was superseded by the projections that are included in the registration statement and that AT&T instructed Discovery to disregard the earlier projections.

<u>General</u>

3.   We note your assertion that it is "not expected" that AT&T's decision to effect the distribution of the shares of Spinco common stock solely through a pro rata distribution instead of through an exchange offer would have a material impact on "the rights of" Discovery stockholders. Please provide additional disclosure regarding the reasons for the uncertainty in that statement. Please also disclose whether and how AT&T's decision may have a material impact on Discovery stockholders (aside from an impact on the rights of such stockholders), in particular economically.

     You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Matt Kaplan, Esq.